    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 30, 1995

                                                  REGISTRATION NO. 33-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                           ---------------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                           ---------------------------
                             THE ALPINE GROUP, INC.
             (Exact name of registrant as specified in its charter)

          DELAWARE                                        22-1620387
(State or other jurisdiction of                         (I.R.S. Employer
incorporation or organization)                         Identification No.)

                                  1790 BROADWAY
                            NEW YORK, NEW YORK 10019
                                 (212) 757-3333

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 BRAGI F. SCHUT
                             THE ALPINE GROUP, INC.
                                  1790 BROADWAY
                            NEW YORK, NEW YORK 10019
                                 (212) 757-3333

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                            HENRY O. SMITH III, ESQ.
                      PROSKAUER ROSE GOETZ & MENDELSOHN LLP
                                  1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3000

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement has been declared effective.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/
   If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11 (a)(1) of this form, check the following box. / /
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           ---------------------------

                         CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
    Title of each class of        Amount to be     Proposed maximum   Proposed maximum     Amount of
  securities to be registered      registered       offering price       aggregate        registration
                                                     per unit (1)    offering price (1)       fee
---------------------------------------------------------------------------------------------------------
8% Cumulative Convertible        160,000 shares    $5.06             $5,221,920           $1,800.66
Senior Preferred Stock,
par value $1.00 pershare(2)
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

(1)  Estimated solely for the purpose of calculating the registration fee and based on the number of shares of common stock, par value $.10 per share, of The Alpine Group, Inc. currently issuable upon conversion of the 8% Cumulative Convertible Senior Preferred Stock.
(2) This Registration Statement also covers an indeterminate number of shares of common stock, par value $.10 per share, of the The Alpine Group, Inc. as may be issuable upon conversion of the 8% Cumulative Convertible Preferred Stock, including such additional shares as may be issuable as a result of adjustments to the conversion rate. See "Description of Capital Stock-- Preferred Stock" in the Prospectus contained in this Registration Statement. No registration fee is payable with respect to the Common Stock as they will be issued for no additional consideration.
                           ---------------------------
   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                             THE ALPINE GROUP, INC.
                              CROSS-REFERENCE SHEET

           (PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING LOCATION IN PROSPECTUS OF INFORMATION REQUIRED BY ITEMS IN FORM S-2)

                                                 CAPTION OR LOCATION IN
   FORM S-2 ITEM NUMBER AND CAPTION              PROSPECTUS
   --------------------------------              ----------------------
1.  Forepart of the Registration Statement and
    Outside Front Cover Page of Prospectus . .   Outside Front Cover Page

2.  Inside Front and Outside Back Cover Pages
    of Prospectus. . . . . . . . . . . . . . .   Inside Front Cover Page;
                                                 Available Information; Outside
                                                 Back Cover Page
3.  Summary Information, Risk Factors and Ratio
    of Earnings to Fixed Charges . . . . . . .   Prospectus Summary; Risk
                                                 Factors; Ratio of Earnings to
                                                 Combined Fixed Charges and
                                                 Preferred Stock Dividends

4.  Use of Proceeds. . . . . . . . . . . . . .   Use of Proceeds

5.  Determination of Offering Price. . . . . .   Not Applicable

6.  Dilution . . . . . . . . . . . . . . . . .   Not Applicable

7.  Selling Security Holders . . . . . . . . .   Selling Stockholder

8.  Plan of Distribution . . . . . . . . . . .   Plan of Distribution

9.  Description of Securities to be Registered   Outside Front Cover Page;
                                                 Description of Capital Stock

10. Interests of Named Experts and Counsel . .   Not Applicable

11. Information with Respect to the
    Registrant . . . . . . . . . . . . . . . .   Incorporation of Certain
                                                 Documents by Reference;
                                                 Available Information; Annex I

12. Incorporation of Certain Information
    by Reference . . . . . . . . . . . . . . .   Incorporation of Certain
                                                 Documents by Reference;
                                                 Available Information

13. Disclosure of Commission Position on
    Indemnification for Securities Act
    Liabilities. . . . . . . . . . . . . . . .   Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  Subject to Completion, Dated October 30, 1995

PROSPECTUS
                                 160,000 SHARES

                             THE ALPINE GROUP, INC.

   8% CUMULATIVE CONVERTIBLE SENIOR PREFERRED STOCK, PAR VALUE $1.00 PER SHARE

          The 8% Cumulative Convertible Senior Preferred Stock, par value $1.00 per share (the "8% Preferred Stock"), of The Alpine Group, Inc., a Delaware corporation ("Alpine" or the "Company"), offered hereby is being sold by a selling stockholder (the "Selling Stockholder"). The Company will not receive any portion of the proceeds from the sale of the shares being offered hereby. The Selling Stockholder directly, or through agents designated from time to time, may sell from time to time all or part of the 8% Preferred Stock in amounts and on terms to be determined at the time of sale. The Selling Stockholder will pay or assume any sales or brokerage commissions applicable to such transactions and their attorneys' fees and disbursements in respect thereof. The Company will pay all expenses incident to the registration of the 8% Preferred Stock under the Securities Act of 1933, as amended (the "Securities Act"). The Selling Stockholder and brokers who execute orders on its behalf may be deemed underwriters as that term is used in Section 2(11) of the Securities Act, and a portion of the proceeds of sales and commissions therefor may be deemed underwriting compensation for purposes of the Securities Act.

          Each share of 8% Preferred Stock has a liquidation value of $50 per share, is convertible into 6.45 shares of Common Stock (subject to adjustment under certain circumstances), ranks junior to the Company's 9% Cumulative Convertible Senior Preferred Stock, par value $1.00 per share (the "9% Senior Preferred Stock"), senior to the Company's 9% Cumulative Convertible Preferred Stock, par value $1.00 per share (the "9% Preferred Stock"), and any other series of preferred stock of the Company created after the issuance of the 8% Preferred Stock, and senior to the Company's Common Stock, par value $.10 per share (the "Common Stock"), with respect to dividend rights and rights upon liquidation, winding up and dissolution, and bears an annual dividend equal to 8% of the liquidation value. The Company may redeem shares of 8% Preferred Stock at $50 per share, plus accrued but unpaid dividends, if any, at any time after December 21, 1997. The 8% Preferred Stock has 6.45 votes per share (subject to adjustment under certain circumstances), voting as a single class with the 9% Senior Preferred Stock and Common Stock on all matters submitted to stockholders.

          This Prospectus also covers an indeterminate number of shares of Common Stock as may be issuable upon conversion of the 8% Preferred Stock, including such additional shares as may be issuable as a result of adjustments to the conversion rate. See "Description of Capital Stock--Preferred Stock."

          PURCHASE OF THE 8% PREFERRED STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE 8% PREFERRED STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                     ---------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    ----------------------------------------

                The date of this Prospectus is October __, 1995.

                              AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

       The Company has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act with respect to the 8% Preferred Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed as a part thereof, as permitted by the Rules and Regulations of the Commission. For further information with respect to the Company and the 8% Preferred Stock, reference is hereby made to such Registration Statement, including the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. The Registration Statement, including the exhibits and schedules filed as a part thereof, may be inspected without charge at the public reference facilities maintained by the Commission as set forth in the preceding paragraph. Copies of these documents may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

       The Common Stock is listed on the American Stock Exchange. Reports, proxy statements, information statements and other information concerning the Company can be inspected at the American Stock Exchange.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The following documents heretofore filed with the Commission are hereby incorporated by reference in this Prospectus:

       1. The Company's Annual Report on Form 10-K for the fiscal year ended April 30, 1995, as amended by the Company's Annual Report on Form 10-K/A, dated August 29, 1995, and the Company's Annual Report on Form 10-K/A-2, dated October 10, 1995 (the "Form 10-K"). The Form 10-K is attached hereto as Annex 1.

       2. The Company's Current Report on Form 8-K, as filed with the Commission on May 26, 1995, as amended by the Company's Current Report on Form 8-K/A, dated July

            25, 1995, and the Company's Current Report on Form 8-K/A-2, dated October 10, 1995.

       3. The Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1995, as amended by the Company's Quarterly Report on Form 10-Q/A, dated September 19, 1995 and the Company's Quarterly Report on Form 10-Q/A-2, dated October 10, 1995 (the "Form 10-Q").

       4. The Company's Current Report on Form 8-K, as filed with the Commission on October 30, 1995.

       Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

       The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which are not included herewith, other than exhibits to such documents. Requests for such copies should be directed to the Secretary of the Company, The Alpine Group, Inc., 1790 Broadway, New York, New York 10019, telephone number
(212) 757-3333.

                                  RISK FACTORS

       A PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER ALL OF THE INFORMATION CONTAINED IN THIS PROSPECTUS AND, IN PARTICULAR, THE FOLLOWING IN DECIDING WHETHER TO PURCHASE ALPINE'S SECURITIES.

SUBSTANTIAL LEVERAGE

       Alpine's businesses are capital intensive and Alpine has incurred or assumed substantial indebtedness. In the ordinary course of business, Alpine has incurred and will continue to incur additional indebtedness to fund seasonal increases in its receivables and inventories and the other requirements of its businesses. Alpine may incur additional debt in the future. Alpine's ability to borrow under its existing credit agreement will be dependent upon, among other things, its ability to maintain a sufficient level of receivables and inventories. If Alpine is unable to borrow sufficient funds under its existing credit agreement to finance its business and working capital needs, its business may be substantially and adversely affected.

       The degree to which Alpine is leveraged could have important consequences to holders of Alpine's Securities, including the following: (i) Alpine's ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes may be impaired; (ii) a substantial portion of Alpine's cash flow from operations will be required to be dedicated to the payment of interest on its indebtedness; and (iii) a high degree of leverage may make Alpine more vulnerable to economic downturns and may limit its ability to withstand competitive pressures.

       Alpine believes that, based upon current levels of operations, it will be able to meet its debt service obligations. If, however, Alpine cannot generate sufficient cash flow from operations to meet its obligations, then Alpine may be required to refinance its debt, raise additional capital or take other actions such as reducing its level of capital expenditures. There can be no assurance, however, that any of such actions could be effected on satisfactory terms or would be permitted by the terms of Alpine's credit arrangements.

HISTORY OF LOSSES AND ACCUMULATED DEFICIT

       Alpine has incurred losses from continuing operations in each of the past five fiscal years ended April 30, 1995. There can be no assurance that Alpine will attain profitable operations. The continuation of such losses may adversely affect Alpine's ability to pay dividends on its Preferred Stock, including the 8% Preferred Stock.

TECHNOLOGICAL OBSOLESCENCE

       The commercial development of fiber optics has had, and is expected to continue to have, an effect on Alpine's copper wire and cable business. Fiber optic technology has had a major impact on certain components of the telephone network where its utilization is cost-effective. Optical fiber is currently the transmission medium of choice of the telephone companies for trunking applications and in the long distance network. To a lesser degree, optical fiber cable has been deployed in certain high-density feeder applications between telephone central offices or remote locations and major distribution points, which has further reduced the total market for products manufactured by Alpine.

In the local loop portion of the telephone network, copper wire has remained the most widely used medium for telephone voice transmission. However, some telephone companies are exploring the provision of video entertainment or other new services. As a result, the telephone companies are evaluating (and in isolated cases installing on a test basis) alternative technologies for providing such services, including coaxial and optical fiber cable. Because this area is undergoing rapid and intense technological change, it is not possible at this time to predict the impact that these developments may have on the total demand for copper wire in the local loop. A relatively small decline in the level of purchases of copper telephone wire and cable by the Regional Bell Operation Companies (the "RBOCs") and other telephone companies could have a disproportionate adverse effect on the copper wire and cable industry, including Alpine.

DEPENDENCE ON SIGNIFICANT CUSTOMERS

       A significant amount of Alpine's business is dependent upon a limited number of customers. Alpine's wire and cable business is dependent on the RBOCs and other major independent telephone holding companies. Therefore, a relatively small decline in the level of purchases of copper telephone wire and cable by the RBOCs and other telephone companies could have a disproportionately adverse effect on the copper wire and cable industry, including Alpine. Alpine's electronics and data communications business remains materially dependent upon U.S. military and government sales. Adverse conditions affecting the industries in which Alpine's customers are engaged or the loss of any of these significant customers could materially adversely affect Alpine's results of operations, liquidity and financial condition.


CHANGING REGULATORY FRAMEWORK

       The U.S. Congress is currently considering fundamental changes in the regulation of the telecommunications industry. It is not possible at this time to predict the impact that the potential change in the regulatory framework may have on the total demand for copper wire in the local loop.


CYCLICAL NATURE OF BUSINESSES

       Alpine's products are supplied primarily to customers in industries that are particularly sensitive to fluctuations in the general business cycles of the United States and world economies. Demand for copper telephone wire and cable is dependent on several factors, including the rate at which new lines are installed in homes and businesses, which is in turn partially dependent on the level of new construction; the level of spending for highways, bridges and other parts of the infrastructure, which often necessitates installation of new telephone cables; and the level of general maintenance spending by telephone companies. The U.S. steel industry, which accounts for a majority of the net sales in Alpine's refractories business, is a cyclical business characterized at times by excess capacity and intense competition. There can be no assurance that there will be any future improvement in U.S. steel industry earnings.

       Additionally, other technologies such as microwave, satellite and cellular transmission have had, and will continue to have, an impact on the market for copper wire and cable telecommunications products. In addition, there can be no assurance that other, newly-developed technologies will not have an adverse impact on the market for copper wire and cable telecommunications products.

RAW MATERIALS

       The principal raw materials used by Alpine in the manufacture of its wire and cable products are copper, aluminum, bronze and plastics such as polyethylene and polyvinyl chloride. These raw materials are available from several sources and Alpine has not experienced any shortages of these raw materials in the recent past. However, the production of unshielded twisted pair wire products ("UTP"), which are performance-enhanced copper wire products used inside buildings for high speed data communications in computer networks, is dependent upon teflon, which is currently manufactured by only two producers and is in short supply. As a result, Alpine has had to limit its production of UTP. However, one of those producers has indicated that it intends to increase its production capacity. From time to time, particular plastics have been difficult to obtain, but in recent years none of these shortages has required Alpine to limit production. The inability of Alpine to obtain sufficient quantities of raw materials may adversely affect its operating results. See "Business -- Copper Wire and Cable Business -- Raw Materials" in the Form 10-K.

COMPETITION

       Alpine operates in industries which are highly competitive. In each of Alpine's business areas, there are competitors which are larger and/or have greater financial resources than Alpine. There can be no assurance that Alpine will be able to continue to compete successfully or that such competition will not have a material adverse effect on Alpine's business or financial results.

ENVIRONMENTAL MATTERS

       Alpine's operations are subject to numerous federal, state and local laws and regulations relating to the storage, handling, emission, transportation and discharge of hazardous materials and waste products.

       The operations of Alpine have resulted in releases of hazardous substances at sites currently or formerly owned or operated by Alpine, its subsidiaries or their respective predecessors in interest. Investigatory and remedial activities are presently being undertaken at four of these sites under the oversight of state governmental authorities. In addition, Alpine is in the process of litigating its status as a potentially responsible party in one Superfund action. Such environmental obligations have not had a material adverse effect on Alpine's business or financial results to date. At July 31, 1995 Alpine has accrued $0.7 million representing the estimated costs of completing such obligations. There can be no assurance that the actual costs associated with environmental liabilities will not exceed the amounts presently estimated or that additional sites will not require investigation or remediation in the future and will not have a material adverse effect on Alpine. See "Business -- Environmental Matters" and "-- Legal Proceedings" in the Form 10-K.

LACK OF PUBLIC MARKET

       There is currently no established market for the 8% Preferred Stock and there can be no assurance as to the liquidity of any market that may develop for the 8% Preferred Stock, the ability of holders of the 8% Preferred Stock to sell their shares or the price at which such holders would be able to sell their shares.

       The liquidity of, and trading in, the 8% Preferred Stock also may be adversely affected by general declines in the market for similar securities. Such a decline may adversely affect such liquidity and trading markets, independent of the financial performance of, and prospects for, the Company.

ABSENCE OF CASH DIVIDEND ON COMMON STOCK

       Alpine has never paid cash dividends on the Common Stock and does not anticipate paying cash dividends on the Common Stock in the forseeable future. In addition, because Alpine is a holding company, all of its operations are, and will be, conducted through it subsidiaries. Alpine's ability to pay dividends on the Common stock will be dependant upon the earnings or other payment of Funds by such subsidiaries to Alpine.

                                    BUSINESS

THE COMPANY

       The Alpine Group, Inc. is a diversified industrial company principally engaged in the manufacture and sale of copper wire and cable for the telecommunications industry, specialty refractory products for the iron and steel, aluminum and glass industries and data communications and other electronic products for military and commercial applications. Alpine has positioned itself as a major participant in these industries through a series of strategic acquisitions. Alpine entered the copper wire and cable industry with the acquisition (the "Superior Acquisition") in 1993 of Superior Telecommunications Inc. ("Superior"), formerly Superior TeleTec Inc., a North American manufacturer of telephone copper wire and cable products. In May 1995, Alpine increased its presence in the North American telephone copper wire and cable industry with the acquisition (the "Alcatel Acquisition") of the U.S. and Canadian copper wire and cable business (the "Alcatel Business") of Alcatel NA Cable Systems, Inc. and Alcatel Canada Wire, Inc. (collectively, "Alcatel NA"). The aggregate consideration paid for the Alcatel Business was $103.4 million.
In December 1994, Alpine acquired (the "Adience Acquisition") Adience, Inc. ("Adience"), a domestic manufacturer and installer of specialty refractory products. The aggregate consideration paid for Adience was $14.0 million, paid in cash and securities of Alpine and of a former subsidiary of Alpine. Alpine entered the data communications and electronics industry with its acquisition of DNE Technologies, Inc. ("DNE") in February 1992. For further information with respect to such acquisitions, see Alpine's Form 10-K, including the pro forma financial information contained in Item 7 thereof.

       TELECOMMUNICATIONS WIRE AND CABLE Copper telephone wire and cable products remain the most widely used medium for transmission in the "local loop" portion of the telephone network. The local loop is comprised of (i) the connection between a home or business and the nearest telephone pole or other outside location and (ii) the connection between the telephone pole or outside location and the nearest telephone company switch, either at the telephone company's central office or at a remote location. While the use of optical fiber predominates in the market for intercity and interoffice cables, use of copper wire in the local loop continues to satisfy the telephone and data transmission needs of a substantial majority of homes and businesses at a lower cost to install and maintain and without the additional power source and electronics required by optical fiber applications.

       Alpine manufactures a wide variety of copper telephone cable, outside telephone wire and inside (or premises) wire products, ranging in size from a single twisted pair wire to a 4,200 pair cable. These products are variously configured for use in aerial, underground and on-premise applications. During the fiscal year ended April 30, 1995, 76% of Alpine's pro forma net sales of telephone wire and cable products were to six of the seven RBOCs and the three major independent telephone companies, primarily under long-term contracts. In addition to providing copper wire and cable for use in the local loop, Alpine has recently developed performance-enhanced copper wire products, including
UTP products used inside buildings for high speed data communications in computer networks. This product is currently experiencing higher growth and is generally sold at higher margins than traditional copper wire and cable products. During the fiscal year ended April 30, 1995 and the fiscal quarter ended July 31, 1995, UTP sales were $2.6 million and $1.1 million, respectively, representing 0.7% and 1.0%, respectively, of Alpine's total pro forma copper wire and cable sales.

       As a result of the Alcatel Acquisition, Alpine's net sales of wire and cable products for the fiscal year ended April 30, 1995 increased from $136.6 million on an historical basis to $340.8 million on a pro forma basis. For the three-month period ended July 31, 1995, net sales of wire and cable products increased from $94.1 million on an historical basis to $101.6 million on a pro forma basis. Alpine believes that its wire and cable business will benefit from the Alcatel Acquisition through significant economies of scale, as well as through cost savings from the reduction of certain freight, personnel and other costs. See Notes (d), (e) and (f) to the Unaudited Pro Forma Condensed Combined Financial Statements contained in Item 7 of the Form 10-K and Note
(c) to the Unaudited Pro Forma Condensed Combined Financial Statements contained in Item 2 of the Form 10-Q. In addition, Alpine's annual production capacity increased from 28 billion conductor feet ("bcf") in one plant to 85 bcf in four plants. Alpine believes that overcapacity in the industry, which has existed in recent years, has been reduced as a result of the 1994 closure of a large plant operated by a competitor and, more recently, as a result of greater demands for copper wire and cable products. Alpine attributes this greater demand in large part to (i) higher levels of spending on maintenance by telephone companies to offset their reduced maintenance levels in the early 1990s, (ii) demand for new telephone lines resulting from new construction and (iii) demand for second telephone lines and lines dedicated to facsimile machines and computer modems.

REFRACTORIES

       Alpine manufactures and installs specialty refractory products, which are used primarily by the iron and steel industry and the pro forma net sales for this business were $100.9 million for the fiscal year ended April 30, 1995. For the three months ended July 31, 1995, net sales were $29.5 million. Specialty refractory products are consumable materials used as insulation on surfaces exposed to high temperatures such as those generated by molten metals. Over the past year, Alpine has provided refractory products and services to every integrated steel producer in the United States and Canada and Alpine believes that it is the only major U.S. manufacturer that provides a full range of refractory products and installation services to the iron and steel industry. Alpine also manufactures specialty refractory products for use in the production of aluminum and glass and is one of the few rebuilders of coke ovens in the United States.

DATA COMMUNICATIONS AND ELECTRONICS

       Alpine, through DNE, designs, manufactures and tests data communications and other electronic products for the military, government and commercial markets. Net sales for this business were $27.9 million for the fiscal year ended April 30, 1995 and $5.3 million for the three months ended July 31, 1995. Alpine is a supplier to the U.S. military of data and voice multiplexers used in tactical secure military applications. Multiplexers are communication devices that combine several information carrying channels into one line, thereby permitting simultaneous multiple voice and data communications over a single line. Alpine also produces military avionic products, including switches, dimmers, relays and other electrical controllers, various sensors and refueling amplifiers. Since 1993, Alpine has reduced its dependence on the military market primarily through the development of contract manufacturing services for governmental (non-military) and commercial customers. For the fiscal year ended April 30, 1995, sales to customers other than the U.S. military accounted for 42.8% of the net sales of this business.

       Alpine believes that, although the copper telephone wire and cable and refractory products industries are mature, ongoing alignment of productive capacity with market demand, industry consolidation and Alpine's emphasis on new, higher margin product offerings will provide Alpine with the opportunity to strengthen its profitability, cash flow and competitive position. Alpine's strategy in the copper wire and cable business is to continue to provide a full line of its traditional copper wire and cable products to its present customers; expand into performance-enhanced, higher growth and higher margin copper wire products for sale to existing and new customers; and expand its international marketing efforts. Alpine's strategy in the refractories business is to complete the restructuring and rationalization of this business; expand the types of products and services that it supplies to its existing customers; and expand its marketing efforts in order to sell its products to new domestic and foreign customers. Alpine's strategy in its data communications and electronics business is to maintain its position as a supplier to the military of multiplexers used in tactical secure applications; continue to adapt its products for commercial applications; and increase its contract manufacturing business.

       On June 14, 1995, Alpine distributed to its stockholders (the "PolyVision Spin-Off") shares of common stock of its information display subsidiary, PolyVision Corporation ("PolyVision") (American Stock Exchange: "PLI"). Alpine currently owns approximately 19% of the outstanding PolyVision common stock and 98% of its preferred stock. Alpine has the right to deliver share of PolyVision common stock or shares of Alpine's 8% Preferred Stock or a combination thereof, to fulfill certain of its obligations under the debt exchange agreement and the stock purchase agreement entered into in connection with the Adience Acquisition. Alpine is currently negotiating with the relevant parties in order to satisfy this obligation and has presented various alternatives. However, based upon the current agreement, Alpine would be required to deliver either $5.3 million in 8% Preferred Stock or approximately 1.5 million shares of PolyVision common stock (representing substantially all of Alpine's PolyVision shares), or a combination thereof. PolyVision manufactures and sells custom-designed and engineered writing and projection surfaces, and is developing a proprietary electrochemical display technology with characteristics to address applications in markets such as flat-panel displays and certain packaging applications. PolyVision had net sales of $37.5 million and a net loss of $7.8 million for the fiscal year ended April 30, 1995 on a pro forma basis. Prior to the PolyVision Spin-Off, two other Alpine subsidiaries, Alpine PolyVision, Inc. and Posterloid Corporation, were merged into subsidiaries of PolyVision.

       Alpine was incorporated in New Jersey on May 7, 1957 and reincorporated in Delaware on February 3, 1987. Its principal executive offices are located at 1790 Broadway, New York, New York 10019 and its telephone number is (212) 757-3333.


                       RATIO OF EARNINGS TO COMBINED FIXED
                      CHARGES AND PREFERRED STOCK DIVIDENDS

       For the purposes of computing Alpine's ratio of earnings to combined fixed charges and preferred stock dividends, earnings are defined as income
(loss) before income taxes plus fixed charges. Fixed charges consist of interest expense (including amortization of deferred debt issuance costs) and the portion of rental expense that is representative of the interest factor (deemed to be one-third of minimum operating lease rentals). As a result of losses incurred for the five fiscal years ended April 30, 1995, earnings were insufficient to cover combined fixed charges and preferred stock dividends during Alpine's fiscal years ended April 30, 1991, 1992, 1993, 1994 and 1995 by $5.4 million, $5.8 million, $2.9 million, $5.2 million and $1.6 million, respectively. For the fiscal quarter ended July 31, 1994 and 1995, the ratio of earnings to combined fixed charges and preferred stock dividends was 1.7 and 1.2 respectively.


                                 USE OF PROCEEDS

       All of the shares of 8% Preferred Stock offered hereby are being sold by the Selling Stockholder. See "Selling Stockholder." The Company will not receive any of the proceeds for such sale.


                               SELLING STOCKHOLDER


       The following table sets forth: (i) the name of the Selling Stockholder;
(ii) the number of shares of 8% Preferred Stock owned by the Selling Stockholder prior to the offering; (iii) the number of shares of 8% Preferred Stock to be offered hereby for the Selling Stockholder's account; (iv) and the number of shares of 8% Preferred Stock to be owned by the Selling Stockholder after the offering, assuming all shares offered hereby are sold.


                                                Beneficial Ownership of 8%     Shares of 8% Preferred     Beneficial Ownership of 8%
                                                      Preferred Stock            Stock to be Offered         Preferred Stock After
    Selling Stockholder                            Before the Offering                Hereby                    the Offering
------------------------------------------      ----------------------------   -----------------------    --------------------------
                                                                Percent of                                                Percent of
                                                                Outstanding                                              Outstanding
                                                 Shares           Shares                                   Shares          Shares
                                                 ------         -----------                                ------        -----------
Hermes Capital Management, Ltd. . . . . . .      160,000(1)          56.9%(1)            160,000           -0-               -0-

----------------------------
(1) The Selling Stockholder owns 1,424,231 shares of Common Stcck (representing 8.0% of the outstanding shares of Common Stock). In addition, the Selling Stockholder may be deemed to be the beneficial owner of 1,032,000 shares of Common Stock (representing 5.4% of the outstanding shares of Common Stock), which shares of Common Stock are currently issuable upon conversion of the 8% Preferred Stock and are covered by this Prospectus. See "Description of Capital Stock -- Preferred Stock -- 8% Preferred Stock"

                              PLAN OF DISTRIBUTION

       The Selling Stockholder has advised Alpine that it proposes that the 8% Preferred Stock to be offered hereby be offered for sale and sold or distributed, from time to time, by the Selling Stockholder, or by pledgees, donees, transferees or other successors in interest in block trading or in negotiated transactions, through customary brokerage channels, broker-dealers acting as agents or brokers for the Selling Stockholder or acting as principals, or at negotiated prices or otherwise, or by a combination of such methods.

       The Selling Stockholder and any brokers, dealers or agents that participate in the distribution of the 8% Preferred Stock offered hereby may be deemed to be underwriters, and any profit on the sale of the 8% Preferred Stock offered hereby by it and any commissions or markdowns received by any such brokers, dealers and agents may be deemed to be underwriting discounts and commissions under the Securities Act.

       In order to comply with certain state securities laws, if applicable, the shares of 8% Preferred Stock offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the 8% Preferred Stock offered hereby may not be sold unless it has been registered or qualifies for sale in such state or an exemption from registration or qualification is available and is complied with.

       There can be no assurance that the Selling Stockholder will sell all or any of the shares of 8% Preferred Stock offered by it hereunder.


                          DESCRIPTION OF CAPITAL STOCK

       The authorized capital stock of Alpine consists of 25,000,000 shares of Common Stock, par value $.10 per share, and 500,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"). At July 31, 1995, 18,227,377 shares of Common Stock and 283,307 shares of Preferred Stock (consisting of 281,300 shares of 8% Preferred Stock, 1,927 shares of 9% Senior Preferred Stock and 177,562 shares of 9% Preferred Stock) were issued and outstanding. The Common Stock is traded on the American Stock Exchange under the symbol "AGI."


COMMON STOCK

       Holders of shares of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders, and, subject to the prior rights of the holders of Preferred Stock, to receive dividends when and as declared by the Board of Directors with funds legally available therefor and to share ratably in the assets of the Company legally available for distribution to the stockholders in the event of liquidation or dissolution, after payment of all debts and other liabilities.

       Holders of the Common Stock are not entitled to preemptive rights and have no subscription, redemption or conversion privileges. The Common Stock does not have cumulative voting rights, which means the holder or holders of more than half of the shares voting for the election of directors can elect all the directors then being elected. All of the outstanding shares of Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of the shares of the Preferred Stock.

       American Stock Transfer and Trust Company is the transfer agent and registrar for the Common Stock.

PREFERRED STOCK

       The Board of Directors of the Company has the authority to issue 500,000 shares of Preferred Stock in one or more series and to fix the designations, relative powers, preferences and rights and qualifications, limitations or restrictions of all shares of each such series, including, without limitation, dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the shareholders.

       The Company has three outstanding series of Preferred Stock, the 8% Preferred Stock, the 9% Senior Preferred Stock and the 9% Preferred Stock.

       8% PREFERRED STOCK. Each share of 8% Preferred Stock has a liquidation value of $50 per share, and is convertible into that number of shares of Common Stock determined by dividing the liquidation value, together with any accrued, and unpaid dividends, by $7.75 (the "Conversion Price"), subject to adjustment under certain circumstances as described below. Each share of 8% Preferred Stock is currently convertible into 6.45 shares of Common Stock. The 8% Preferred Stock ranks junior to the 9% Senior Preferred Stock and senior to the 9% Preferred Stock and any other series of Preferred Stock created after the issuance of the 8% Preferred Stock, unless otherwise consented to by the holders of the 8% Preferred Stock, and the Common Stock with respect to dividend rights and rights upon liquidation, winding up and dissolution and bears an annual dividend of 8%. The shares of 8% Preferred Stock may be redeemed by the Company at $50 per share plus accrued but unpaid dividends, if any, at any time after December 21, 1997. The 8% Preferred Stock has that number of votes per share equal to the shares of Common Stock into which it is convertible, voting as a single class with the 9% Senior Preferred Stock and Common Stock on all matters submitted to stockholders. In addition, the 8% Preferred Stock will be entitled to vote as a separate class in the event of any proposal to: (i) amend any of the principal terms of the 8% Preferred Stock;
(ii) authorize, create, issue or sell any class of stock senior to or on parity with the 8% Preferred Stock as to dividends or liquidation preference; or (iii) merge into or consolidate with, or sell all or substantially all of the assets of the Company to, another entity. The holders of not less than 66 2/3% of the 8% Preferred Stock must approve any transaction that is subject to the class voting rights.

       The circumstances under which the conversion price for shares of 8% Preferred Stock would be adjusted generally are: (i) issuances of Common Stock (including securities convertible or exchangeable for Common Stock) below the existing conversion price (except for issuances of "excluded stock" (defined in the 8% Preferred Stock Certificate as shares of Common Stock issuable upon
(a) conversions of 8% Preferred Stock and 9% Senior Preferred Stock and (b) exercises of stock options and warrants, or issuances or vesting of stock bonus or award grants); (ii) dividends payable in shares of Common Stock;
(iii) subdivisions or combinations of outstanding shares of Common Stock;
(iv) certain reclassifications; and (v) certain rights issues.

       Alpine and the Selling Stockholder have entered into an agreement which provides that, at any time after February 28, 1996, in lieu of the then conversion price, each share of the Selling Stockholder's 8% Preferred Stock may be exchanged into that number of shares of Common Stock equal to (i) the liquidation preference of the shares of 8% Preferred Stock, together with the amount of any accrued and unpaid dividends, divided by (ii) 115% of the average trading price of the Common Stock for the 20 days prior to February 26, 1996, provided that such exchange price will not be less than $3.25 per share nor greater than $8.25 per share, subject to certain antidilution adjustments.

       9% SENIOR PREFERRED STOCK. Each share of 9% Senior Preferred Stock has a liquidation value of $1,000 per share, is convertible into 100 shares of Common Stock, subject to adjustment under certain circumstances as described below, ranks senior to the 9% Preferred Stock, 8% Preferred Stock and Common Stock with respect to dividend rights and rights upon liquidation, winding up and dissolution, bears an annual dividend of $90.00, is redeemable at the option of the Company under certain circumstances at $1,000 per share, and is entitled to 100 votes per share voting as a single class with the 8% Preferred Stock and Common Stock on all matters submitted to stockholders. In addition, the 9% Senior Preferred Stock will be entitled to vote as a separate class in the event of any proposal to: (i) amend any of the principal terms of the 9% Senior Preferred Stock; (ii) authorize, create, issue or sell any class of stock senior to or on parity with the 9% Senior Preferred Stock as to dividends or liquidation preference; or (iii) merge into or consolidate with, or sell all or substantially all of the assets of the Company to, another entity. The holders of not less than 66 2/3% of the 9% Senior Preferred Stock must approve any transaction that is subject to the class voting rights.

       The circumstances under which the conversion price for shares of 9% Senior Preferred Stock would be adjusted generally are: (i) issuances of Common Stock (including securities convertible or exchangeable for Common Stock) below the existing conversion price (except for issuances of "excluded stock" (defined in the 9% Senior Preferred Stock Certificate as shares of Common Stock issuable upon (a) conversions of 9% Senior Preferred Stock and the Company's Convertible Senior Subordinated Notes, (b) exercises of stock options and warrants, or issuances or vesting of stock bonus or award grants and (c) an additional 200,000 shares, not covered under (a) or (b)); (ii) dividends payable in shares of Common Stock; (iii) subdivisions or combinations of outstanding shares of Common Stock; (iv) certain reclassifications; and (v) rights issues. The Company, at its sole option, may redeem the shares of 9% Senior Preferred Stock at the liquidation value on the date fixed for redemption (x) during the period commencing three years from the closing date of the sale of shares of 9% Senior Preferred Stock and ending on the seventh year after the closing date, if for any 30 trading days within a period of 45 consecutive trading days ending five days prior to the date of the notice of such redemption, the market price of the Common Stock equals or exceeds 140% of the then conversion price or
(y) subsequent to the seventh year after the closing date. The shares of 9% Senior Preferred Stock also have certain demand and piggy-back registration rights.

       9% PREFERRED STOCK. Each share of 9% Preferred Stock has a liquidation value of $1,000 per share, is convertible into 83 1/3 shares of Common Stock, subject to adjustment under certain circumstances as described below, ranks junior to the 9% Senior Preferred Stock and 8% Preferred Stock and senior to the Common Stock with respect to dividend rights and rights upon liquidation, winding up and dissolution, bears an annual dividend of $90.00, is redeemable at the option of the Company under certain circumstances at $1,000 per share, and is not entitled to any voting rights except as required by the provisions of the General Corporation Law of the State of Delaware.

       The circumstances under which the conversion price for shares of 9% Preferred Stock would be adjusted generally are: (i) dividends payable in shares of Common Stock, other securities or rights or options to acquire any shares of capital stock or other securities; (ii) subdivisions of outstanding shares of Common Stock; (iii) certain reclassifications;
(iv) dividends on Common Stock other than an ordinary quarterly cash dividends or a dividend or distibution with a per share value of five percent or less of the market value of Common Stock on the date of declaration of such dividend or distibution; and (v) consolidation or merger of the Company into or with another company, or the sale of all or substantially all of the property of the Company. The Company, at its sole option, may redeem the shares of 9%
Preferred Stock at the liquidation value on the date fixed for redemption at any time.

CERTAIN PROVISIONS POSSIBLY AFFECTING A TAKEOVER

       The Company has in place certain provisions which could have an antitakeover effect. The Company's Certificate of Incorporation provides, among other things: (i) for a classified board of directors; (ii) that directors may be removed from office without cause by the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of stock entitled to vote in the election of directors, voting together as a single class at an annual or special meeting of stockholders of the Company called for such purpose; and (iii) that the affirmative vote of the holders of at least 80% of the combined voting power of the outstanding shares of stock entitled to vote in the election of directors, voting together as a single class, is necessary to amend or repeal the classified board and director removal provisions.

       In addition, the Company's By-Laws include a provision requiring any stockholder who wishes to make a nomination for a director at an annual meeting of shareholders to give written notice to the Company at least 90 days in advance of the annual meeting. This requirement will afford the Board of Directors adequate time to consider the qualifications of the proposed nominee and determine an appropriate response. It may also, however, discourage some persons from attempting to acquire control of the Company by potentially lengthening the time required for a person to acquire control of the Company through a proxy contest or the election of a majority of the directors.

                                  LEGAL MATTERS

       Certain legal matters in connection with the validity of the shares of 8% Preferred Stock offered hereby are being passed upon by Proskauer Rose Goetz & Mendelsohn LLP, 1585 Broadway, New York, New York 10036.


                                     EXPERTS

       The consolidated financial statements of Alpine as of April 30, 1994 and 1995 and for each of the three fiscal years in the period ended April 30, 1995, the combined financial statements of the Alcatel Business as of December 31, 1993 and 1994 and for each of the three years in the period ended December 31, 1994, which are incorporated by reference, and the consolidated financial statements of Adience as of December 31, 1994 and for the year then ended, which are incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto. These financial statements are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

       The pre-emergence consolidated financial statements of Adience for the year ended December 31, 1992 and for the six months ended June 30, 1993, and the post-emergence consolidated financial statements of Adience as of and for the six months ended December 31, 1993 incorporated by reference in this Prospectus have been so incorporated in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The post-emergence report includes an explanatory paragraph regarding substantial doubt about Adience's ability to continue as a going concern. Both the post- and the pre-emergence reports include an informative paragraph regarding consummation of Adience's Plan of Reorganization and adoption of the American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code."

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
       No dealer, salesperson or any other individual has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.


                          ____________________________


                                TABLE OF CONTENTS


                                                                        Page
                                                                        ----
Available Information. . . . . . . . . . . . . . . . . . . . . . .        2
Incorporation of Certain Documents
 by Reference. . . . . . . . . . . . . . . . . . . . . . . . . . .        2
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . .        4
Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        8
Ratio of Earnings to Combined
 Fixed Charges and Dividends . . . . . . . . . . . . . . . . . . .       10
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . .       11
Selling Stockholder. . . . . . . . . . . . . . . . . . . . . . . .       11
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . .       11
Description of Capital Stock . . . . . . . . . . . . . . . . . . .       12
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . .       15
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       15
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 160,000 SHARES




                             THE ALPINE GROUP, INC.










                            8% CUMULATIVE CONVERTIBLE
                             SENIOR PREFERRED STOCK









                              ____________________

                                   PROSPECTUS
                              ____________________





                                October __, 1995


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     Part II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          The following is an itemized list of expenses (all but the registration fee are estimates) of the Company in connection with the issuance and sale of the 8% Preferred Stock being registered. The Selling Stockholder will pay or assume any sales or brokerage commissions applicable to such transactions and their attorneys' fees and disbursements in respect thereof.
The Company will pay all other expenses incidental to the registration of the 8% Preferred Stock under the Securities Act.

Registration fee and expenses. . . . . . . .   $            1,800.66

Legal fees and expenses. . . . . . . . . . .   $           15,000

Accounting fees and expenses . . . . . . . .   $            5,000

Miscellaneous. . . . . . . . . . . . . . . .   $            1,000
                                                           ---------
   Total                                                  $22,800.66
                                                           ---------
                                                           ---------

Item 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

          The General Corporation Law of the State of Delaware permits corporations incorporated under the law of the State of Delaware (such as Alpine) and its stockholders to limit directors' exposure to liability for certain breaches of the directors' fiduciary duty, either in a suit on behalf of such corporation or in an action by stockholders of such corporation.

          Alpine's Certificate of Incorporation eliminates the liability of directors to stockholders or Alpine for monetary damages arising out of the directors' breach of their fiduciary duty of care. Alpine's By-laws authorize Alpine to indemnify its directors, officers, incorporators, employees and agents with respect to certain costs, expenses and amounts incurred in connection with an action, suit or proceeding by reason of the fact that such person was serving as a director, officer, incorporator, employee or agent of Alpine. In addition, Alpine's By-Laws permit Alpine to provide additional indemnification rights to its officers and directors and to indemnify them to the greatest extent possible under the Delaware General Corporation Law.

          Alpine maintains a standard form of officers' and directors' liability insurance policy which provides coverage to the officers and directors of Alpine for certain liabilities, including certain liabilities which may arise out of this Registration Statement.

Item 16.  Exhibits

Exhibit
Number                    Description
-------                   -----------

2(a) Asset Purchase Agreement dated as of March 17, 1995 by and among Alcatel NA Cable Systems, Inc., Alcatel Canada Wire, Inc., Superior Cable Corporation and Superior Teletec Inc. (incorporated herein by reference to Exhibit 1 to the Current Report on Form 8-K of Alpine dated May 24, 1995)

2(b) Amendment dated May 11, 1995 to Asset Purchase Agreement by and among Alcatel NA Cable Systems, Inc., Alcatel Canada Wire, Inc., Superior Cable Corporation and Superior Teletec Inc. (incorporated herein by reference to Exhibit 2 to the Current Report on Form 8-K of Alpine dated May 24, 1995)

2(c) Agreement and Plan of Merger, dated as of December 21, 1994, as amended, by and among Information Display Technology, Inc., IDT PolyVision Acquisition Corp., IDT Posterloid Acquisition Corp., The Alpine Group, Inc., Alpine/PolyVision, Inc. and Posterloid Corporation (incorporated herein by reference to Exhibit 2 to Amendment No. 1 to Alpine's Statement on Schedule 13D related to its beneficial ownership of equity securities of Information Display Technology, Inc. dated December 28, 1994)

2(d) Amendment to the Agreement and Plan of Merger, dated as of December 21, 1994, by and among Information Display Technology, Inc., IDT PolyVision Acquisition Corp., IDT Posterloid Acquisition Corp., The Alpine Group, Inc., Alpine/PolyVision, Inc. and Posterloid Corporation (incorporated herein by reference to Exhibit 1 to Amendment No. 2 to Alpine's Statement on Schedule 13D related to its beneficial ownership of equity securities of Information Display Technology, Inc. dated May 5, 1995)

2(e) Amended and Restated Stock Purchase Agreement, dated as of October 11, 1994, by and among The Alpine Group, Inc. and certain stockholders of Adience, Inc. ("Adience") as listed therein, as amended (incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated January 5, 1995)

4(a) Indenture, dated as of October 31, 1989, between Alpine and IBJ Schroder Bank & Trust Company ("IBJ"), as trustee, relating to the Convertible Secured Senior Subordinated Notes due July 31, 1996, of Alpine (incorporated herein by reference to Exhibit 4(d) to the 1995 10-K)

4(b) First Supplemental Indenture to the above Indenture, dated as of March 28, 1991, between Alpine and IBJ, as trustee (incorporated herein by reference to Exhibit 4 to the Current Report on Form 8-K of Alpine dated April 10, 1991 (the "April 1991 8-K"))

4(c) Second Supplemental Indenture to the above Indenture, dated as of April 10, 1992, between Alpine and IBJ, as trustee (incorporated herein by reference to Exhibit 4(f) to the 1992 10-K)

4(d) Indenture, dated as of June 30, 1993, between Adience, Inc. ("Adience") and IBJ, as trustee (incorporated herein by reference to Registration Statement No. 33-72024 of Adience

4(e) Supplemental Indenture, dated as of July 21, 1995, to Indenture by and between Adience and IBJ dated as of June 30, 1995 (incorporated herein by reference to Exhibit 10(cc) to the 1995 10-K)

4(f) Indenture, dated as of July 15, 1995, by and among Alpine, Adience, Superior Telecommunications, Inc., Superior Cable Corporation and Marine Midland Bank ("Marine Midland"), as trustee (incorporated herein by reference to Exhibit 10(ee) to the 1995 10-K)

4(g) Registration Rights Agreement, dated as of July 21, 1995, by and among Alpine, Adience, Superior Telecommunications, Inc., Superior Cable Corporation, Merrill Lynch Co., Nomura Securities International, Inc. and First Albany Corporation (incorporated herein by reference to Exhibit 4(j) to the Registration Statement on Form S-4 (Registration No. 33-61911) of Alpine)

4(h) Form of 12 1/4% Series B Senior Secured Notes due 2003 of Alpine (incorporated herein by reference to Exhibit 4(k) to the Registration Statement on Form S-4 (Registration No. 33-61911) of Alpine)

4(i) Form of 12 1/4% Senior Secured Notes due 2003 of Alpine (incorporated by reference to Exhibit 4(l) to the Registration Statement on Form S-4 (Registration No. 33-61911) of Alpine)

5 Opinion of Proskauer Rose Goetz & Mendelsohn LLP re: validity of securities

10(a) Amended and Restated 1984 Restricted Stock Plan of Alpine (incorporated herein by reference to Exhibit 10.5 to Form S-4 (Registration No. 33-
         9978) of Alpine, as filed with the Commission on October 5, 1993 (the "S-4 Registration Statement"))

10(b) Amended and Restated 1987 Long Term Equity Incentive Plan of Alpine (incorporated herein by reference to Exhibit 10.4 to the S-4 Registration Statement)

10(c) Stock Purchase Agreement, dated as of February 14, 1992, by and between Alpine and Dataproducts Corporation, relating to the purchase of shares of capital stock of DNE Technologies, Inc. ("DNE") (incorporated herein by reference to Exhibit 1 to the Current Report on Form 8-K of Alpine dated March 2, 1992 (the "March 1992 8-K"))

10(d) Loan Agreement, dated as of February 13, 1992, by and among Alpine, DNE and the Connecticut Development Authority (incorporated herein by reference to Exhibit 3 to the March 1992 8-K)

10(e) Development Agreement between Connecticut Innovations Incorporated and Alpine/PolyVision, Inc., dated as of December 9, 1992 (incorporated herein by reference to Exhibit 10(z) to the Annual Report on Form 10-K of Alpine for the fiscal year ended April 30, 1993 (the "1993 10-K"))

10(f) Loan Agreement between Connecticut Development Authority and Alpine/PolyVision, Inc., dated as of December 9, 1992 (incorporated herein by reference to Exhibit 10(aa) to the 1993 10-K)

10(g) Lease Agreement by and between ALP(TX) QRS 11-28, Inc., and Superior TeleTec Transmission Products, Inc., dated as of December 16, 1993 (incorporated herein by reference to Exhibit (i) to the Quarterly Report on Form 10-Q of Alpine for the Quarter ended January 31, 1994)

10(h) Amended and Restated Debt Exchange Agreement, dated as of October 11, 1994, among Alpine and certain debtholders of Adience as listed therein (as amended through April 14, 1995) (incorporated herein by reference to Exhibit 10(k) to the 1995 10-K)

10(i) Note Purchase Agreement by and among Alpine, Superior TeleTec, Inc., Superior Cable Corporation and Nomura International Trust Company (incorporated herein by reference to Exhibit 3 to Alpine's Current Report on Form 8-K dated May 24, 1995)

10(j) Letter Agreement, dated May 24, 1995 by and between Alpine and PolyVision Corporation ("PolyVision") relating to $5,000,000 credit commitment (incorporated herein by reference to Exhibit 10(m) to the 1995 10-K)

10(k) Letter Agreement, dated May 24, 1995, by and between Alpine and PolyVision relating to $2,500,000 credit commitment (incorporated herein by reference to Exhibit 10(n) to the 1995 10-K)

10(l) First Amendment to Lease Agreement, dated as of May 10, 1995, by and between ALP (TX) QRS 11-28, Inc. and Superior Teletec Inc. (incorporated herein by reference to Exhibit 10(o) to the 1995 10-K)

10(m) Purchase Agreement, dated as of July 14, 1995, by and among Alpine, Adience, Superior Telecommunications, Inc. and First Albany Corporation (incorporated herein by reference to Exhibit 10(p) to the 1995 10-K)

10(n) Employment Agreement, dated as of September 8, 1993, by and between Alpine and Steven S. Elbaum (incorporated herein by reference to Exhibit 10(q) to the 1995 10-K)

10(o) Amendment to Employment Agreement, dated as of September 8, 1993, by and between Alpine and Steven S. Elbaum (incorporated herein by reference to Exhibit 10(r) to the 1995 10-K)

10(p) Employment Agreement, dated as of September 8, 1993, by and between Alpine and Bragi F. Schut (incorporated herein by reference to Exhibit 10(s) to the 1995 10-K)

10(q) Amendment to Employment Agreement, dated as of September 8, 1993, by and between Alpine and Bragi F. Schut (incorporated herein by reference to Exhibit 10(t) to the 1995 10-K)

10(r) Employment Agreement, dated as of November 10, 1993, by and between Alpine and David S. Aldridge (incorporated herein by reference to Exhibit 10(u) to the 1995 10-K)

10(s) Employment Agreement, dated as of November 10, 1993, by and between Alpine and James R. Kanely (incorporated herein by reference to Exhibit 10(v) to the 1995 10-K)

10(t) Employment Agreement, dated as of November 10, 1993, by and between Alpine and Justin F. Deedy, Jr. (incorporated herein by reference to
         Exhibit 10(w) to the 1995 10-K)

10(u) Second Amendment to Lease Agreement, dated as of July 21, 1995, by and between ALP (TX) ORS H-28, Inc. and Superior Telecommunications Inc. (incorporated herein by reference to Exhibit 10(x) to the 1995 10-K)

10(v) Loan and Security Agreement, dated as of July 21, 1995, by and between Alpine, Shawmut Capital Corporation, Nationsbank of Georgia, N.A., and Creditanstalt Corporation Finance, Inc. (incorporated herein by reference to Exhibit 10(y) to the 1995 10-K)

10(w) Amendment to Employment Agreement, dated as of November 10, 1993, by and between Alpine and Justin F. Deedy, Jr. (incorporated herein by reference to Exhibit 10(z) to the 1995 10-K)

10(x) Amendment to Employment Agreement, dated as of November 10, 1993, by and between Alpine and David S. Aldridge (incorporated herein by reference to Exhibit 10(aa) to the 1995 10-K)

10(y) Amendment dated as of June 30, 1995, to Amended and Restated Debt Exchange Agreement dated as of October 11, 1984, among Alpine and certain debtholders of Adience as listed therein (incorporated herein by reference to Exhibit 10(bb) to the 1995 10-K)

10(z) Amendment to Employment Agreement, dated as of November 10, 1993, by and between Alpine and James R. Kanely (incorporated herein by reference to Exhibit 10(cc) to the 1995 10-K)

10(aa) Pledge Agreement, dated as of July 21, 1995, by and between Alpine and Marine Midland (incorporated herein by reference to Exhibit 10(dd) to the 1995 10-K)

12       Statement re computation of ratios

23(a)    Consent of Arthur Andersen LLP (Alpine)

23(b)    Consent of Price Waterhouse LLP (Adience)

23(c) Consent of Proskauer Rose Goetz & Mendelsohn LLP (contained in opinion filed as Exhibit 5)

24       Power of Attorney (Included on Pg. II-8)

27 Financial Data Schedules (incorporated herein by reference to Exhibit 27 to the 1995 10-K)

__________________

Item 17.  Undertakings

               The Company registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                       (i)    To include any prospectus required by
                              Section 10(a)(3) of the Securities Act of 1933.

                       (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 30th day of October, 1995.

                                   THE ALPINE GROUP, INC.


                                   By:  /s/ Steven S. Elbaum
                                        ------------------------------
                                        Steven S. Elbaum
                                        Chairman and Chief
                                        Executive Officer


                        SIGNATURES AND POWER OF ATTORNEY

       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

       Each director and officer whose signature appears below hereby constitutes and appoints Steven S. Elbaum and Bragi F. Schut, or either of them, as his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf individually and in any and all capacities any and all amendments (including post-effective amendments) to this Registration Statement on Form S-2 and to file the same with all exhibits thereto and all other documents in connection therewith with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all such other acts and things requisite or necessary to be done, and to execute all such other documents as they, or either of them, may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or either of them, may lawfully do or cause to be done by virtue hereof.

Signature                     Title                         Date
---------                     -----                         ----
                              Chairman of the Board
                              and Chief Executive
/s/ Steven S. Elbaum          Officer (principal
----------------------        executive officer)            October  30, 1995
Steven S. Elbaum

                              Vice President and
                              Chief Financial Officer
/s/ David S. Aldridge         (principal financial
----------------------        and accounting officer)       October 30, 1995
David S. Aldridge

/s/ James R. Kanely
-------------------------     Director                 October 30, 1995
James R. Kanely

/s/ Randolph Harrison
-------------------------     Director                 October 30, 1995
Randolph Harrison

/s/ John C. Jansing
-------------------------     Director                 October 30, 1995
John C. Jansing

/s/ Ernest C. Janson
-------------------------     Director                 October 30, 1995
Ernest C. Janson, Jr.

/s/ Bragi F. Schut
-------------------------     Director                 October 30 , 1995
Bragi F. Schut

/s/ Kenneth G. Byers, Jr.
-------------------------     Director                 October 30, 1995
Kenneth G. Byers, Jr.

/s/ Gene E. Lewis
-------------------------     Director                 October 30, 1995
Gene E. Lewis